Filed Pursuant to Rule 424(b)(3)
Registration No. 333-289940

Prospectus Supplement No. 5

(To Prospectus dated September 10, 2025)

BridgeBio Oncology Therapeutics, Inc.

63,054,549 Shares of Common Stock by the Selling Securityholders

This prospectus supplement no. 5 (this “Prospectus Supplement”) amends and supplements the prospectus dated September 10, 2025 (as may be supplemented or amended from time to time, the “Prospectus”), which forms part of our Registration Statement on Form S-1 (Registration Statement No. 333-289940). This Prospectus Supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in the attached Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “Securities and Exchange Commission”) on April 22, 2026 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this Prospectus Supplement.

This Prospectus Supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This Prospectus Supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this Prospectus Supplement, you should rely on this Prospectus Supplement.

Our common stock, par value $0.0001 per share (“Common Stock”) is listed on Nasdaq Global Market (“Nasdaq”) under the symbol “BBOT”. On April 21, 2026, the closing price of our Common Stock as reported on Nasdaq was $9.46 per share.

We are an “emerging growth company” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 10 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under this prospectus or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is April 22, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): April 20, 2026

BridgeBio Oncology Therapeutics, Inc.

(Exact name of Registrant as Specified in Its Charter)

Delaware	001-41955	39-3690783
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

256 E. Grand Avenue, Suite 104

South San Francisco, CA 94080

(Address of principal executive offices, including zip code)

(650) 405-4770

(Telephone number, including area code, of agent for service)

(Former name or former address, if changed since last report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	BBOT	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Director or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Appointment Chief Executive Officer and Director

On April 20, 2026, the Board of Directors (the “Board”) of BridgeBio Oncology Therapeutics, Inc. (the “Company”) approved the appointment of Pedro Beltran, Ph.D., as the Company’s President and Chief Executive Officer (“CEO”) (and as the Company’s principal executive officer), effective immediately. Dr. Beltran succeeds Eli Wallace, Ph.D. in these positions.

Additionally, on April 20, 2026, Dr. Wallace resigned from his position as a member of the Board and as a Class III director, and the Board appointed Dr. Beltran as a Class III director to fill the vacancy created by Dr. Wallace’s resignation, effective immediately. It is expected that Dr. Wallace will continue to serve as an advisor to the Company following his term as President and CEO. Dr. Wallace’s resignation was not the result of any disagreement with the policies, procedures or practices of the Company. The Board thanks Dr. Wallace for his years of service to the Company.

Dr. Beltran, age 55, served as Chief Scientific Officer of the Company (including the Company’s predecessor, TheRas, Inc.) since April 2024 until his appointment as President and CEO. Previously, Dr. Beltran served as Chief Scientific Officer of BridgeBio Pharma, Inc. (Nasdaq: BBIO) from July 2023 to April 2024, and as Senior Vice President of Biology from July 2020 to July 2023. From November 2017 to July 2020, Dr. Beltran was Senior Vice President, Head of Biology at UNITY Biotechnology and from 2003 to 2017 held various roles at Amgen, Inc., including Executive Director of Oncology Research. He has led multiple Investigational New Drug application submissions, authored more than 50 peer-reviewed articles, presented at numerous national and international scientific conferences, and holds diverse patents for the treatment of malignant diseases. Dr. Beltran completed postdoctoral work in Molecular and Cellular Pharmacology at the University of Miami, holds a Ph.D. in Cancer Biology from the University of Texas, MD Anderson Cancer Center, and a B.S. in Molecular Biology from Florida Institute of Technology.

Dr. Beltran is employed on an at-will basis pursuant to an employment agreement with the Company. Dr. Beltran is entitled to receive an annual base salary and an annual target bonus equal to a percentage of his annual base salary, subject to review and adjustment by the Board or the Compensation Committee thereof from time to time. Dr. Beltran is also eligible to receive equity awards and participate in the Company’s employee benefit plans, subject to the terms of such plans. In connection with his appointment as CEO, Dr. Beltran will become entitled to receive severance benefits pursuant to the Company’s Executive Severance Plan as a Tier 1 officer. Dr. Beltran continues to be subject to an existing proprietary information and inventions agreement with the Company. In connection with his appointment as a director, Dr. Beltran also entered into an amended and restated indemnification agreement in the form previously approved by the Board for the Company’s directors.

There are no arrangements or understandings between Dr. Beltran and any other person pursuant to which he was selected as a director, President and CEO. Dr. Beltran does not have any family relationships with any of the Company’s directors, executive officers, or other person nominated or chosen by the Company to become a director or executive officer. There are no transactions between Dr. Beltran and the Company that would be required to be reported under Item 404(a) of Regulation S-K.

Appointment of Chief Operating Officer

On April 20, 2026, the Board also appointed Idan Elmelech as Chief Operating Officer of the Company, effective immediately.

Mr. Elmelech, age 33, served as Senior Vice President, Strategy and Business Development, of the Company (including its predecessor, TheRas, Inc.) from May 2024 until his promotion to Chief Operating Officer. Prior to this role, Mr. Elmelech was Director, Strategy and Business Development at BridgeBio Pharma, Inc. (Nasdaq: BBIO) from July 2023 to April 2024, where he led the $200 million equity financing and spinout of TheRas, Inc. From January 2021 to April 2023, Mr. Elmelech served as a consultant in the life science practice of L.E.K. Consulting, a global management consulting firm, and previously, spent time in early-stage biotechnology venture capital. Mr. Elmelech holds an MBA in Finance from Columbia Business School, an MA in Biotechnology from Columbia University and a BA in Economics and Psychology from Bard College.

Mr. Elmelech is employed on an at-will basis pursuant to an employment agreement with the Company. Mr. Elmelech is entitled to receive an annual base salary and an annual target bonus equal to a percentage of his annual base salary, subject to review and adjustment by the Board or the Compensation Committee thereof from time to time. Mr. Elmelech is also eligible to receive equity awards, to participate in the Company’s employee benefit plans, subject to the terms of such plans, and to receive severance benefits pursuant to the Company’s Executive Severance Plan as a Tier 2 officer. Mr. Elmelech continues to be subject to an existing proprietary information and inventions agreement with the Company. In connection with his promotion to Chief Operating Officer, Mr. Elmelech also entered into an officer indemnification agreement in the form previously approved by the Board for the Company’s executive officers.

There were no arrangements or understandings between Mr. Elmelech and any other persons pursuant to which Mr. Elmelech was selected as Chief Operating Officer. There are no family relationships between Mr. Elmelech and any director or executive officer of the Company, and there are no transactions between Mr. Elmelech and the Company that would be required to be reported under Item 404(a) of Regulation S-K.

The foregoing summaries are qualified in their entirety by reference to the full text of (i) the Company’s Executive Severance Plan, which is filed as Exhibit 10.23 to the Company’s Current Report on Form 8-K filed on August 12, 2025; (ii) the Company’s form of director indemnification agreement, which is filed as Exhibit 10.26 to the Company’s Current Report on Form 8-K filed on August 12, 2025; and (iii) the Company’s form of officer indemnification agreement, which is filed as Exhibit 10.27 to the Company’s Current Report on Form 8-K filed on August 12, 2025, all of which are incorporated herein by reference.

Appointment of Executive Chairman

On April 20, 2026, the Board appointed Neil Kumar, Ph.D., as Executive Chairman of the Board, effective immediately. Jake Bauer, the Chairman of the Board, will continue to serve in such capacity.

Principal Financial Officer and Principal Accounting Officer Transitions

On April 21, 2026, Uneek Mehra, the Company’s Chief Financial Officer, departed from his roles as principal financial officer and principal accounting officer of the Company, and his last day with the Company will be April 30, 2026.

Effective April 21, 2026, the Company’s Board of Directors appointed Mr. Elmelech as the Company’s principal financial officer and Marc Cobo, the Company’s Vice President of Finance and Controller, as the Company’s principal accounting officer.

Mr. Elmelech’s biographical information and the terms of his employment with the Company are set forth above and incorporated herein by reference.

Mr. Cobo, age 46, has served as the Company’s Vice President of Finance and Controller since May 2025. From March 2021 to March 2024, Mr. Cobo served as Executive Vice President and Chief Accounting Officer of SFJ Pharmaceuticals, Inc. Prior to that, Mr. Cobo served as Senior Vice President of Finance and Chief Accounting Officer of Tricida, Inc. (formerly Nasdaq: TCDA), from June 2020 to December 2020. Mr. Cobo holds a B.A. in Accounting from the Santa Clara University Leavey School of Business and is a Certified Public Accountant in the State of California.

Mr. Cobo is employed on an at-will basis pursuant to an employment agreement with the Company. Mr. Cobo is entitled to receive an annual base salary and an annual target bonus equal to a percentage of his annual base salary, subject to review and adjustment by the Company from time to time. Mr. Cobo is also eligible to receive equity awards and participate in the Company’s employee benefit plans, subject to the terms of such plans. Mr. Cobo continues to be subject to an existing proprietary information and inventions agreement with the Company. In connection with his appointment as principal accounting officer, Mr. Cobo will enter into an indemnification agreement in the form previously approved by the Board for officers of the Company.

There are no arrangements or understandings between Mr. Elmelech or Mr. Cobo and any other person pursuant to which each was selected as principal financial officer and principal accounting officer, respectively. Neither Mr. Elmelech nor Mr. Cobo has any family relationships with any of the Company’s directors, executive officers, or other person nominated or chosen by the Company to become a director or executive officer. There are no transactions between Mr. Elmelech or Mr. Cobo and the Company that would be required to be reported under Item 404(a) of Regulation S-K

Item 7.01	Regulation FD Disclosure.

On April 22, 2026, the Company issued a press release regarding certain of the foregoing leadership transitions, a copy of which is furnished as Exhibit 99.1 to this Current Report on Form 8-K.

The information in this Item 7.01 and Exhibit 991.1 shall not be deemed “filed” for any purpose, including for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, regardless of any general incorporation language in such filing.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits.

99.1	Press Release dated April 22, 2026

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

BRIDGEBIO ONCOLOGY THERAPEUTICS, INC.

Date: April 22, 2026	By:	/s/ Pedro Beltran
Name: Pedro Beltran Title: President and Chief Executive Officer